March 26, 2025

Markus Warmuth, M.D.
Chief Executive Officer
Monte Rosa Therapeutics, Inc.
321 Harrison Avenue, Suite 900
Boston, MA 02118

       Re: Monte Rosa Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed March 20, 2025
           File No. 333-285942
Dear Markus Warmuth M.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Kristen McCarthy, Esq.